Exhibit 99.1

Alpha Tau Appoints Industry Veteran Peter Melnyk as Chief Commercial Officer

JERUSALEM, September 1, 2022 -- Alpha Tau Medical Ltd. (Nasdaq: DRTS) ("Alpha Tau"), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today that Peter Melnyk, a member of its board of directors, has resigned from the Company’s Board of Directors in order to assume the full-time position of Alpha Tau’s Chief Commercial Officer.

Mr. Melnyk served most recently as CEO of Fortovia Therapeutics, an oncology supportive care pharmaceutical and medical device company headquartered in Raleigh, North Carolina. Before that, he served as Chief Commercial Officer of Novocure, and led the construction of the global commercial platform and infrastructure for the launch of Novocure’s Optune product. Mr. Melnyk was previously Senior Vice President for Sales and Marketing at OSI Pharmaceuticals, where he led the global commercialization efforts for targeted oncology drug Tarceva. Prior to OSI, Mr. Melnyk was executive director of oncology at Pfizer and Pharmacia and a director of oncology at Bristol-Myers Squibb. Mr. Melnyk also serves on the Cancer Prevention and Early Detection Advisory Workgroup of C-Change. Mr. Melnyk holds a B.Sc. and M.Sc. from McGill University in Montreal.

“We are thrilled to bring Peter in to lead our commercialization efforts,” said Alpha Tau CEO Uzi Sofer. “As we continue to progress rapidly towards securing further marketing approvals for the Alpha DaRT, and with our U.S. pivotal multi-center study in recurrent squamous cell carcinoma expected to commence shortly, it is a perfect time to bolster our senior management team with someone of Peter’s caliber who will be dedicated to advancing our global commercial strategies. We have been fortunate to benefit from Peter’s tremendous industry expertise as a member of the board of directors, and are excited that he is joining us full-time to focus on these efforts for Alpha Tau. Peter is the ideal candidate to help us continue our drive towards being a commercial stage company, and I am confident that we will continue to move onwards and upwards with his valuable guidance.”

Mr. Melnyk added, “Serving on the board of directors has been a terrific opportunity to play a part in the astounding development of this company, and I am honored to assume leadership of the commercial efforts of Alpha Tau. I see tremendous potential for the Alpha DaRT technology, and I look forward to furthering the company’s goal of using the technology to bring hope to cancer patients around the world.”

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; (xix) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 28, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com